Exhibit 99.1

JD.com Announces First Quarter 2015 Results

GMV in Q1 2015 Increases by 99% Year-Over-Year

Beijing, China---May 8, 2015---JD.com, Inc. (NASDAQ: JD), China’s largest online direct sales company, today announced its unaudited financial results for the quarter ended March 31, 2015.

First Quarter 2015 Highlights1

•                                          GMV for the first quarter of 2015 was RMB87.8 billion (US$14.2 billion), an increase of 99% compared with the first quarter of 2014.

•                                          Net revenues for the first quarter of 2015 were RMB36.6 billion (US$5.9 billion), an increase of 62% from the first quarter of 2014.

•                                          Net loss for the first quarter of 2015 was RMB710.2 million (US$114.6 million) and net margin was negative 1.9%. Non-GAAP net loss2 for the first quarter of 2015 was RMB205.6 million (US$33.2 million) and non-GAAP net margin was negative 0.6%.

•                                          Annual active customer accounts3 increased by 90% to 105.2 million in the 12 months ended March 31, 2015 from 55.5 million in the 12 months ended March 31, 2014.

•                                          Fulfilled orders in the first quarter of 2015 were 227.2 million, an increase of 76% from 129.3 million for the same period in 2014. Fulfilled orders placed through mobile accounted for approximately 42% of total orders fulfilled in the first quarter of 2015, a 329% increase compared to the same period in 2014.

“We are pleased to begin 2015 with another strong quarter of top-line performance driven by JD.com’s growing brand awareness and nationwide reputation for product authenticity and superior customer experience,” said Richard Liu, founder, Chairman and Chief Executive Officer of JD.com. “During the quarter we maintained our focus on enhancing online shopping experience and made progress in expanding our consumer offering through our new business initiatives including O2O and Internet finance. Chinese consumers increasingly look to JD.com as their preferred online source for quality authentic products and reliable services, and we will continue to build upon this trust through ever greater product selection and superior customer service.”

1  The U.S. dollar (USD) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into USD in this press release is based on the noon buying rate in The City of New York for cable transfers in RMB per USD as certified for customs purposes by the Federal Reserve Bank of New York as of March 31, 2015, which was RMB6.1990 to USD1.00. The percentages stated in this press release are calculated based on the RMB amounts.

2  As used in this press release, non-GAAP net income/(loss) is defined to exclude share-based compensation and amortization of intangible assets resulting from assets and business acquisitions from net loss, and non-GAAP net margin is calculated by dividing non-GAAP net income/(loss) by net revenues. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

3  Annual active customer accounts are customer accounts that made at least one purchase during the twelve months ended on the respective dates, whether through online direct sales or online marketplaces, which include Paipai.com since the third quarter of 2014.

“We achieved solid growth while investing heavily in a number of new areas during the first quarter,” said Sidney Huang, JD.com’s Chief Financial Officer. “We expect that China’s e-commerce market will see ongoing rapid growth in the months and years ahead. Consistent with our near-term focus on building scale and capturing market share, JD.com will continue to invest in customer experience, fulfillment capability and brand awareness, as well as in high-potential growth initiatives.”

Recent Business Developments

•                                During the Chinese Spring festival JD.com distributed virtual “red envelops” — traditional Chinese gifts of money to consumers — totaling approximately RMB100 million via Weixin and Mobile QQ, two leading mobile social applications in China, to promote brand awareness and enhance customer stickiness.

•                                In March, JD.com launched its Equity Crowdfunding platform to finance, develop and promote the creation of start-ups in China. Through the new platform, JD.com is able to give Chinese entrepreneurs access to a broad set of potential early-stage investors and provide a unique range of training and support options for companies throughout the start-up lifecycle.

•                                In April, UNIQLO, a leading global retailing brand, opened a flagship store on JD.com’s online marketplace. UNIQLO is the first international clothing brand to warehouse its merchandise in JD.com’s facilities and to take advantage of JD.com’s unparalleled same and next-day delivery service in eligible areas.

•                                In April, JD.com launched JD Worldwide, a cross-border e-commerce platform that leverages China’s free trade zones and the Company’s industry-leading logistics and marketing capabilities to provide international brands, including those without an on-the-ground presence in China, a fully integrated solution for reaching Chinese consumers.

•                                JD.com’s automobile channel, operated by Bitauto, was launched in April and is accessible through JD.com’s mobile apps and website, as well as through its Weixin and Mobile QQ entry points. The new channel provides consumers a comprehensive gateway to China’s automobile market and furthers JD.com’s vision of creating a one-stop solution for Chinese consumers looking to buy authentic, high-quality products.

•                                In the first quarter, JD.com launched “JD-Pai” to establish service centers on campuses throughout China providing e-commerce services, consumer credit and employment opportunities to China’s younger generation.

•                                In March, JD.com launched a new homepage for its website to optimize the online shopping user experience. Leveraging big data and advanced algorithms, the new homepage provides more customized content and recommendations for users.

•                                During the first quarter, JD.com extended its leadership in fulfillment capabilities among e-commerce companies in China. As of March 31, 2015, JD.com operated 143 warehouses and a total of 3,539 delivery stations and pickup stations and its delivery network covered 1,961 counties and districts.

•                                JD.com had approximately 60,000 merchants on its online marketplace and a total of 72,604 full-time employees as of March 31, 2015.

First Quarter 2015 Financial Results

GMV and Net Revenues.  GMV for the first quarter of 2015 was RMB87.8 billion (US$14.2 billion), up 99% from the first quarter of 2014. GMV from the online direct sales and online marketplace businesses totaled RMB50.9 billion and RMB36.9 billion, respectively, in the first quarter of 2015, an increase of 63% and 185%, respectively, from the first quarter of 2014. GMV from electronics and home appliance products was RMB44.4 billion in the first quarter of 2015, an increase of 65% from the first quarter of 2014, while GMV from general merchandise and others was RMB43.4 billion in the first quarter of 2015, an increase of 152% from the first quarter of 2014. As a percentage of total GMV, GMV from general merchandise and others increased to 49.4% in the first quarter of 2015 from 39.1% in the first quarter of 2014.

For the first quarter of 2015, JD.com reported net revenues of RMB36.6 billion (US$5.9 billion), representing a 62% increase from the same period in 2014. The increases in GMV and net revenues were primarily due to the growth in active customer accounts and the number of fulfilled orders in the first quarter of 2015. Net revenues from online direct sales increased by 59%, while net revenues from services and others increased by 139% in the first quarter of 2015, as compared to the first quarter of 2014, primarily due to the increased revenues from the Company’s rapidly expanding online marketplace and advertising services.

Cost of Revenues.  Cost of revenues increased by 58% to RMB32.2 billion (US$5.2 billion) in the first quarter of 2015 from RMB20.4 billion in the first quarter of 2014. The increase was primarily due to the growth of the Company’s direct sales business and the increased traffic acquisition costs directly related to the online marketing services provided to merchants and suppliers.

Fulfillment Expenses.  Fulfillment expenses, which primarily include procurement, warehousing, delivery and customer service expenses, increased by 97% to RMB2.7 billion (US$0.4 billion) in the first quarter of 2015 from RMB1.4 billion in the first quarter of 2014. This increase was primarily due to the expansion of delivery services provided to merchants on the Company’s marketplace and the expansion of the Company’s fulfillment infrastructure to smaller cities.

Marketing Expenses.  Marketing expenses increased by 140% to RMB1.4 billion (US$0.2 billion) in the first quarter of 2015 from RMB0.6 billion in the first quarter of 2014. Non-GAAP marketing expenses4 increased by 89% to RMB1.1 billion (US$0.2 billion) in the first quarter of 2015 from RMB0.6 billion in the first quarter of 2014. The increase of non-GAAP marketing expenses was primarily due to the increased brand advertising and other online marketing activities during the Chinese Spring festival.

Technology and Content Expenses.  Technology and content expenses increased by 147% to RMB704.4 million (US$113.6 million) in the first quarter of 2015 from RMB285.0 million in the first quarter of 2014. This increase was primarily due to an increase in the number of technology employees, which included the addition of research and development talent after the Tencent transaction in March 2014, as well as senior technology employees hired to continuously improve the Company’s mobile and big data technologies.

General and Administrative Expenses.  General and administrative expenses decreased to RMB479.9 million (US$77.4 million) in the first quarter of 2015 from RMB3.9 billion in the first quarter of 2014 due to certain special share-based compensation in the prior year period. Non-GAAP general and administrative expenses4 increased by 82% to RMB353.5 million (US$57.0 million) in the first quarter of 2015 from RMB194.0 million in the first quarter of 2014. The increase of non-GAAP general and administrative expenses was generally in line with our expanded scale of operations.

4  As used in this press release, non-GAAP operating expenses are defined to exclude share-based compensation and amortization of intangible assets resulting from assets and business acquisitions from operating expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Net Loss and Non-GAAP Net Loss.  Net loss for the first quarter of 2015 was RMB710.2 million (US$114.6 million), compared to RMB3.8 billion for the same period last year. The change was primarily due to the decrease in share-based compensation expenses partially offset by the increase in amortization of intangible assets resulting from assets and business acquisitions related to the Tencent strategic partnership. Non-GAAP net loss for the first quarter of 2015 was RMB205.6 million (US$33.2 million) as compared to RMB80.1 million in the first quarter of 2014. Non-GAAP net margin for the first quarter of 2015 was negative 0.6% as compared to negative 0.4% in the first quarter of 2014.

Net Loss Per ADS5 and Non-GAAP Net Loss Per ADS6.  Net loss per ADS for the first quarter of 2015 was RMB0.52 (US$0.08), compared to RMB5.80 for the first quarter of 2014. Non-GAAP net loss per ADS for the first quarter of 2015 was RMB0.15 (US$0.02) as compared to RMB0.09 in the first quarter of 2014.

Cash Flow and Working Capital

As of March 31, 2015, the Company’s cash and cash equivalents, restricted cash and short-term investments totaled RMB26.8 billion (US$4.3 billion). For the first quarter of 2015, free cash flow7 was as follows:

	For the three months ended
	March 31, 2014	March 31, 2015	March 31, 2015
	RMB	RMB	USD
	(In thousands)
Net cash provided by operating activities	908,230	2,408,784	388,576
Add: Impact from internet financing activities[8]	803,380	1,161,623	187,389
Less: Capital expenditures	(633,331)	(1,249,637)	(201,587)
Free cash inflow	1,078,279	2,320,770	374,378

Accounts payable primarily include accounts payable to suppliers associated with the Company’s online direct sales business and those to third-party sellers on the Company’s online marketplace. From late 2013, the Company started to provide supply chain financing to the Company’s suppliers of online direct sales business. As of March 31, 2015 and December 31, 2014, the balances of financing provided to the Company’s suppliers amounted to RMB2.0 billion (US$0.3 billion) and RMB1.5 billion, respectively. The Company’s

5  Each ADS represents two class A ordinary shares.

6  As used in this press release, non-GAAP net income/(loss) per weighted average shares is calculated by dividing non-GAAP net income/(loss) by the weighted average number of shares of permanent equity securities outstanding during the period. Non-GAAP net income/(loss) per ADS is equal to non-GAAP net income/(loss) per weighted average shares multiplied by two.

7  As used in this press release, non-GAAP free cash flow is defined as operating cash flow adding back the impact from internet financing activities and less capital expenditures, which include purchases of property, equipment and software, cash paid for construction in progress, purchase of office building, intangible assets and land use rights.

8  Internet financing activities include financial products, primarily “Jingbaobei,” “Jingxiaodai” and “JD Baitiao,” the Company provides to suppliers, merchants and customers.

accounts payable turnover days9 for the online direct sales business excluding the impact from supply chain financing were 39.8 days in the first quarter of 2015 and 39.5 days in the first quarter of 2014.

Net inventories increased to RMB13.0 billion (US$2.1 billion) as of March 31, 2015 from RMB12.2 billion as of December 31, 2014. Inventory turnover days10 were 35.2 days in the first quarter of 2015 and 33.1 days in the first quarter of 2014.

Transaction with Bitauto Holding Limited

On January 9, 2015, the Company, Bitauto Holdings Limited and Tencent entered into a series of share subscription and business cooperation agreements to jointly provide enhanced online automotive transaction services across China, pursuant to which the Company held 15,689,443 newly issued ordinary shares of Bitauto upon completion of the transaction, representing approximately 25% of the outstanding ordinary shares of Bitauto at the time. The transaction was completed on February 16, 2015. The Company accounts for its interest in Bitauto using equity method of accounting and will report its interest in Bitauto one quarter in arrears, which will enable the Company to provide its financial disclosure independent of Bitauto’s reporting schedule. Due to the adoption of lag reporting for the investment in Bitauto, the Company’s net loss and net loss per ADS for the first quarter of 2015 do not include equity income from Bitauto since the completion of the transaction.

Second Quarter 2015 Guidance

Net revenues for the second quarter of 2015 are expected to be between RMB43.5 billion and RMB44.5 billion, representing a growth rate between 52% and 56% compared with the second quarter of 2014. This forecast reflects JD.com’s current and preliminary expectation, which is subject to change.

9  As used in this press release, accounts payable turnover days for a given period are equal to average accounts payable balances at the beginning and the end of the period divided by total cost of revenues during the period and then multiplied by the number of days during the period.

10  As used in this press release, inventory turnover days for a given period are equal to average inventory balances at the beginning and the end of the period divided by total cost of revenues during the period and then multiplied by the number of days during the period.

Conference Call

JD.com’s management will hold a conference call at 7:30 am Eastern Time on May 8, 2015 (7:30 pm Beijing/ Hong Kong Time on May 8, 2015) to discuss the first quarter 2015 financial results.

Listeners may access the call by dialing the following numbers:

US Toll Free:	+1-855-298-3404 or +1-631-5142-526
Hong Kong	800-905-927 or +852-5808-3202
Mainland China	400-1200-539
International	+65-6823-2299
Passcode:	7886193

A replay of the conference call may be accessed by phone at the following numbers until May 15, 2015:

US Toll Free:	+1-866-846-0868
International	+61-2-9641-7900
Passcode:	7886193

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.jd.com.

About JD.com, Inc

JD.com, Inc. is the leading online direct sales company in China. The Company strives to offer consumers the best online shopping experience. Through its content-rich and user-friendly website jd.com and mobile applications, JD.com offers a wide selection of authentic products at competitive prices and delivers products in a speedy and reliable manner. The Company has the largest fulfillment infrastructure of any e-commerce company in China. JD.com operated 7 fulfillment centers and a total of 143 warehouses in 43 cities, and in total 3,539 delivery stations and pickup stations in 1,961 counties and districts across China, staffed by its own employees.

Non-GAAP Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP operating expenses, non-GAAP net income/(loss), non-GAAP net margin, free cash flow, non-GAAP EBITDA, non-GAAP EBITDA margin, non-GAAP net income/(loss) per weighted average shares and non-GAAP net income/(loss) per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company defines non-GAAP operating expenses as operating expenses excluding share-based compensation and amortization of intangible assets resulting from assets and business acquisitions. The Company defines non-GAAP net income/(loss) as net loss excluding share-based compensation and amortization of intangible assets resulting from assets and business acquisitions. The Company defines free cash flow as operating cash flow adding back the impact from internet financing activities and less capital expenditures, which include purchases of property, equipment and software, cash paid for construction in progress, purchase of office building, intangible assets and land use rights. The Company defines non-GAAP EBITDA as income/(loss) from operations excluding share-based compensation, depreciation and amortization.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. Non-GAAP operating expenses and non-GAAP net income/(loss) enable management to assess operating results without considering the impact of share-based compensation and amortization of intangible assets resulting from assets and business acquisitions, which are non-cash charges. Free cash flow enables management to assess liquidity and cash flow while taking into account the impact from internet financing activities and the demands that the expansion of fulfillment infrastructure and technology platform has placed on financial resources. Non-GAAP EBITDA enables management to assess operating results without considering the impact of share-based compensation, depreciation and amortization, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP operating expenses and non-GAAP net income/(loss) is that it does not reflect all items of income and expense that affect the Company’s operations. Share-based compensation and amortization of intangible assets resulting from assets and business acquisitions have been and may continue to be incurred in the Company’s business and are not reflected in the presentation of non-GAAP net income/(loss). One of the key limitations of free cash flow is that it does not represent the residual cash flow available for discretionary expenditures. One of the key limitations of using non-GAAP EBITDA is that it does not reflect all items of income and expense that affect operations. Share-based compensation, depreciation and amortization have been and may continue to be incurred in the Company’s business and are not reflected in the presentation of non-GAAP EBITDA. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JD.com’s strategic and operational plans, contain forward-looking statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to JD.com’s industry and general economic conditions in China. Further information regarding these and other risks is included in JD.com’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Investor Relations

Ruiyu Li

JD.com

+86 (10) 5895-5597

IR@JD.com

Media

Josh Gartner

JD.com

+86 (10) 5895-9315

Press@JD.com

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2014	March 31, 2015	March 31, 2015
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	16,914,651	14,680,367	2,368,183
Restricted cash	3,038,286	392,699	63,349
Short-term investments	12,161,643	11,679,556	1,884,103
Accounts receivable, net	2,436,256	3,028,142	488,489
Advance to suppliers	930,026	976,674	157,553
Inventories, net	12,190,843	12,960,750	2,090,781
Loan receivables	123,344	291,269	46,986
Prepayments and other current assets	1,734,334	1,943,353	313,495
Amount due from related parties	412,314	447,401	72,173
Total current assets	49,941,697	46,400,211	7,485,112

Non-current assets:
Property, equipment and software, net	2,408,438	2,507,086	404,434
Construction in progress	1,928,899	2,419,594	390,320
Land use rights, net	1,067,253	1,346,253	217,173
Intangible assets, net	6,877,947	6,518,650	1,051,565
Goodwill	2,622,470	2,622,470	423,047
Investment in equity investees	586,959	7,647,005	1,233,587
Investment securities	434,118	423,866	68,377
Other non-current assets	625,391	650,693	104,967
Total non-current assets	16,551,475	24,135,617	3,893,470

Total assets	66,493,172	70,535,828	11,378,582

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In thousands, except per share data)

	As of
	December 31, 2014	March 31, 2015	March 31, 2015
	RMB	RMB	USD
LIABILITIES
Current liabilities:
Short-term bank loan	1,890,771	—	—
Accounts payable	16,363,671	19,074,818	3,077,080
Advances from customers	4,666,660	5,286,404	852,783
Deferred revenues	157,080	768,285	123,937
Taxes payable	236,160	45,114	7,278
Amount due to related parties	325,119	340,252	54,888
Accrued expenses and other current liabilities	5,311,832	5,488,740	885,423
Deferred tax liabilities	43,812	40,113	6,471
Total current liabilities	28,995,105	31,043,726	5,007,860

Non-current liabilities:
Deferred revenues	—	2,455,938	396,183
Total non-current liabilities	—	2,455,938	396,183

Total liabilities	28,995,105	33,499,664	5,404,043

SHAREHOLDERS’ EQUITY:
Ordinary shares (US$0.00002 par value, 100,000,000 shares authorized, 2,793,757 shares issued as of December 31, 2014 and March 31, 2015, and 2,731,718 and 2,734,960 shares outstanding as of December 31, 2014 and March 31, 2015, respectively.)	358	358	58
Additional paid-in capital	47,131,172	47,320,804	7,633,619
Statutory reserves	15,009	15,009	2,421
Treasury stock	(4)	(3)	(0)
Accumulated deficit	(9,272,343)	(9,982,553)	(1,610,349)
Accumulated other comprehensive loss	(376,125)	(317,451)	(51,210)
Total shareholder’s equity	37,498,067	37,036,164	5,974,539
Total liabilities and shareholders’ equity	66,493,172	70,535,828	11,378,582

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations and Non-GAAP Net Income Per ADS

(In thousands, except per share data)

	For the three months ended
	March 31, 2014	March 31, 2015	March 31, 2015
	RMB	RMB	USD
Net revenues
Online direct sales	21,781,457	34,548,516	5,573,240
Services and others	875,959	2,092,059	337,483
Total net revenues	22,657,416	36,640,575	5,910,723

Operating expenses (1)(2)
Cost of revenues	(20,396,018)	(32,174,983)	(5,190,351)
Fulfillment	(1,360,568)	(2,677,651)	(431,949)
Marketing	(593,636)	(1,426,290)	(230,084)
Technology and content	(285,010)	(704,387)	(113,629)
General and administrative	(3,873,906)	(479,871)	(77,411)
Total operating expenses	(26,509,138)	(37,463,182)	(6,043,424)
Loss from operations	(3,851,722)	(822,607)	(132,701)
Other income/(expenses)
Interest income	97,661	154,760	24,965
Interest expense	(5,015)	(767)	(124)
Others, net	(38,562)	(44,573)	(7,190)
Loss before tax	(3,797,638)	(713,187)	(115,050)
Income tax expenses	2,490	2,977	480
Net loss	(3,795,148)	(710,210)	(114,570)
Preferred shares redemption value accretion	(1,493,874)	—	—
Net loss attributable to holders of permanent equity securities	(5,289,022)	(710,210)	(114,570)

Non-GAAP net loss	(80,103)	(205,633)	(33,174)

Net loss per share:
Basic	(2.90)	(0.26)	(0.04)
Diluted	(2.90)	(0.26)	(0.04)
Net loss per ADS:
Basic	(5.80)	(0.52)	(0.08)
Diluted	(5.80)	(0.52)	(0.08)
Non-GAAP net loss per ADS:
Basic	(0.09)	(0.15)	(0.02)
Diluted	(0.09)	(0.15)	(0.02)

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations and Non-GAAP Net Income Per ADS

(In thousands, except per share data)

	For the three months ended
	March 31, 2014	March 31, 2015	March 31, 2015
	RMB	RMB	USD
Weighted average shares of permanent equity securities used in computation of earnings per share:
Basic	1,823,748	2,732,699	2,732,699
Diluted	1,823,748	2,732,699	2,732,699

(1) Includes share-based compensation expenses as follows:
Fulfillment	(19,285)	(28,735)	(4,635)
Marketing	(1,893)	(9,321)	(1,504)
Technology and content	(8,497)	(26,320)	(4,246)
General and administrative	(3,670,060)	(81,878)	(13,208)

(2) Includes amortization of intangible assets resulting from assets and business acquisitions as follows:
Fulfillment	(3,687)	(5,563)	(896)
Marketing	(627)	(302,435)	(48,788)
Technology and content	(1,193)	(5,868)	(947)
General and administrative	(9,803)	(44,457)	(7,172)

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(In thousands)

	For the three months ended
	March 31, 2014	March 31, 2015	March 31, 2015
	RMB	RMB	USD
Net cash provided by operating activities	908,230	2,408,784	388,576
Net cash used in investing activities	(272,024)	(2,710,638)	(437,270)
Net cash provided by/(used in) financing activities	1,890,771	(1,874,782)	(302,433)
Effect of exchange rate changes on cash and cash equivalents	(1,481)	(57,648)	(9,300)
Net increase/(decrease) in cash and cash equivalents	2,525,496	(2,234,284)	(360,427)
Cash and cash equivalents at beginning of period	10,812,339	16,914,651	2,728,610
Cash and cash equivalents at end of period	13,337,835	14,680,367	2,368,183

JD.com, Inc.

Selected Operating Data

	For the three months ended
	March 31, 2014	March 31, 2015
Annual active customer accounts(1) (in millions)	55.5	105.2
Orders fulfilled(2) (in millions)	129.3	227.2
GMV(3) (in RMB billions)	44.1	87.8

(1) Annual active customer accounts are customer accounts that made at least one purchase during the twelve months ended on the respective dates, whether through online direct sales or online marketplaces, which  include Paipai.com since the third quarter of 2014.

(2) Orders fulfilled are defined as the total number of orders delivered, including the orders for products and services sold in our online direct sales business and on our online marketplace, net of orders returned.

(3) GMV is defined as the total value of all orders for products and services placed in our online direct sales business and on our online marketplaces, regardless of whether the goods are sold or delivered or whether the goods are returned. GMV includes the value from orders placed on our website and mobile applications as well as orders placed on third-party mobile applications that are fulfilled by us or third-party merchants who are enabled by our marketplaces. Our calculation of GMV includes shipping charges paid by buyers to sellers and excludes any transactions in our B2C business with order value exceeding RMB2,000 that are not ultimately sold or delivered and products or services on our C2C marketplace, Paipai.com, with list prices above RMB100,000 as well as transactions conducted by buyers on Paipai who make purchases exceeding RMB1,000,000 in the aggregate in a single day.

JD.com, Inc.

Reconciliation of GAAP and Non-GAAP Results

(In thousands)

	For the three months ended
	March 31, 2014	March 31, 2015	March 31, 2015
	RMB	RMB	USD
Marketing expenses	(593,636)	(1,426,290)	(230,084)
Add: Share-based compensation	1,893	9,321	1,504
Add: Amortization of intangible assets resulting from assets and business acquisitions	627	302,435	48,788
Non-GAAP marketing expenses	(591,116)	(1,114,534)	(179,792)

General and administrative expenses	(3,873,906)	(479,871)	(77,411)
Add: Share-based compensation	3,670,060	81,878	13,208
Add: Amortization of intangible assets resulting from assets and business acquisitions	9,803	44,457	7,172
Non-GAAP general and administrative expenses	(194,043)	(353,536)	(57,031)

Loss from operations	(3,851,722)	(822,607)	(132,701)
Add: Depreciation and amortization	113,252	586,646	94,636
Add: Share-based compensation	3,699,735	146,254	23,593
Non-GAAP EBITDA loss	(38,735)	(89,707)	(14,472)

Total net revenues	22,657,416	36,640,575	5,910,723

Non-GAAP EBITDA margin	-0.2%	-0.2%	-0.2%